SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 4)*

Boston Omaha Corporation

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

101044105

(CUSIP Number)

292 Newbury Street, Suite 333

Boston, Massachusetts 02115

(857) 342-3483

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ x ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 101044105	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Boulderado Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,236,324*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,236,324*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,236,324*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

*	This total includes 656,550 shares of Class A common stock, 527,780 shares of Class B common stock, and 51,994 Class B warrants. The Class B common stock is convertible into shares of Class A common stock on a one-on-one basis under certain circumstances.

SCHEDULE 13D

CUSIP No. 101044105	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Boulderado Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,236,324*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,236,324*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,236,324*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON HC

*	This total includes 656,550 shares of Class A common stock, 527,780 shares of Class B common stock, and 51,994 Class B warrants. The Class B common stock is convertible into shares of Class A common stock on a one-on-one basis under certain circumstances.

CUSIP No. 101044105	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Boulderado BOC, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,229,020
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,229,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,229,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 101044105	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS Boulderado Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,465,344**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,465,344**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,465,344**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON IA

**	This total includes 3,885,570 shares of Class A common stock, 527,780 shares of Class B common stock, and 51,994 Class B warrants. The Class B common stock is convertible into shares of Class A common stock on a one-on-one basis under certain circumstances.

SCHEDULE 13D

CUSIP No. 101044105	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS Alex B. Rozek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,746,622***
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,746,622***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,746,622***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%
14	TYPE OF REPORTING PERSON IN

***	This total includes 4,166,848 shares of Class A common stock, 527,780 shares of Class B common stock, and 51,994 Class B warrants. The Class B common stock is convertible into shares of Class A common stock on a one-on-one basis under certain circumstances.

This Amendment No. 4 to the Schedule 13D (this “Amendment No. 4”) amends and restates in its entirety the Schedule 13D originally dated June 16, 2017 and filed on June 26, 2017, as amended to date, (the “Original Schedule 13D” and, together with all amendments, the “Schedule 13D”) by the Reporting Persons (as defined below).

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of Class A common stock, par value $0.001 per share (the “Common Stock”) of Boston Omaha Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1411 Harney St #200, Omaha, NE 68102.

Item 2.	Identity and Background.

(a-c) This Schedule 13D is being jointly filed by Boulderado Partners, LLC (“BP”), Boulderado Capital, LLC (“BC”), Boulderado BOC, LP (“BBOC”), Boulderado Group, LLC (“BG”), and Alex B. Rozek (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock of the Issuer (the “Common Stock”) owned directly by BP, BBOC, and a trust of which Mr. Rozek is the trustee and over which he has voting power.

BC is the managing member of BP. BG is the investment manager of BP. BG is the general partner and investment manager of BBOC. Alex B. Rozek is the managing member of BC, BG, and BBOC. BC, BG, and Mr. Rozek may each exercise voting and dispositive power over the Common Stock held by BP and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by BP. BG and Mr. Rozek may each exercise voting and dispositive power over the Common Stock held by BBOC. Additionally, Mr. Rozek may exercise voting and dispositive power over the Common Stock held by a trust of which Mr. Rozek is the trustee and over which he has voting power. BC, BG, and Mr. Rozek disclaim beneficial ownership of the common stock.

The principal business address of each of the Reporting Persons is 292 Newbury Street, Suite 333 Boston, Massachusetts 02115.

(d) During the past five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none the of Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BP, BC and BG are Delaware limited liability companies. BBOC is a Delware limited partnership. Mr. Rozek is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Consideration for the Class A and B Common Stock described in this Schedule 13D came from the working capital of BP. The Class A and B Common Stock was purchased at an aggregate price of $86,106,330.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased certain of the Common Stock through a combination of the Issuer’s initial private offerings, IPO and subsequent purchases. The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.

This Schedule 13D amendment is being filed to report that, on August 13, 2018, BP distributed in-kind to six of its limited partners, 263,418 shares of Common Stock (262,634 shares were Class A common stock; 784 shares were Class B warrants that immediately converted to Class A common stock upon distribution). Of the 263,418 shares of Common Stock distributed, certain limited partners elected to contribute a total of 10,136 shares to BBOC causing BBOC to increase its beneficial ownership by that same amount. As a result of this distributions and contributions, BP is no longer deemed a beneficial owner of such shares, and there is a corresponding decrease in the number of shares that could be deemed to be beneficially owned by BC, BG, and Alex B. Rozek. Except for the contributed BBOC shares, these distributed shares of Common Stock are no longer owned by the Reporting Persons and are no longer reported by the Reporting Persons in this Schedule 13D.

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business. Given the Reporting Persons’ ownership percentage of, and Mr. Rozek’s role with, the Issuer, the Reporting Persons holding of the Common Stock may have the purpose or effect of controlling the Issuer.

Although the Reporting Persons have no specific plan or proposal to acquire additional Common Stock or dispose of the Common Stock, consistent with its investment purpose, the Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Alex B. Rozek is co-Chief Executive Officer and co-Chairman of the Board of the Issuer. As a result, the Reporting Persons will, in the ordinary course, engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer, other members of the board of directors of the Issuer, and other representatives of the Issuer regarding the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interests in Securities of the Issuer

(a - b) Prior to the Issuer’s initial public offering, the shares of Common Stock, as reported on the Schedule 13G filed by the Reporting Persons on February 14, 2017, were designated as Class A common stock, and those shares previously held as Class A common stock and Class A warrants were designated Class B common stock and Class B warrants.

Currently, BP and BC beneficially own 656,550 shares of Class A common stock, 527,780 shares of Class B common stock, and 51,994 Class B warrants. BBOC beneficially owns 3,229,020shares of Class A common stock. BG beneficially owns 3,885,570 shares of Class A common stock, 527,780 shares of Class B common stock, and 51,994 Class B warrants. Mr. Rozek beneficially owns 4,166,848 shares of Class A common stock, 527,780 shares of Class B common stock, and 51,994 Class B warrants. The Class B warrants include 1,243 Class B warrants at a strike price of $8.00 and 50,751 Class B warrants at a strike price of $10.00.

The Class B warrants are convertible at any time and at the holder’s election into shares of the Issuer’s Class B common stock. The Class B common stock is convertible into shares of Class A common stock on a one-on-one basis under certain circumstances. The conversion right has no expiration date.

Based on the foregoing:

Mr. Rozek may be deemed the beneficial owner of 1,236,324 shares of Common Stock held for the account of the BP, 3,229,020 shares of Common Stock held for the account of BBOC, and 281,278 shares of Common Stock held for a trust of which Mr. Rozek is the trustee and over which he has voting power.

BC may be deemed the beneficial owner of 1,236,324 shares of Common Stock held for the account of the BP.

BG may be deemed the beneficial owner of 1,236,324 shares of Common Stock held for the account of the BP and 3,229,020 shares of Common Stock held for the account of BBOC.

BP may be deemed the beneficial owner of 1,236,324 shares of Common Stock that it holds.

BBOC may be deemed the beneficial owner of 3,229,020 shares of Common Stock that it holds.

The Issuer’s 8-K, filed on May 15, 2018, listed 20,666,017 shares of the Issuer’s Class A common stock outstanding, and 1,055,560 shares of Class B common stock outstanding. The shares beneficially owned in total represent approximately 21.9% of the Common Stock.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D.

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 5(b) for each such Reporting Person.

(c) This Schedule 13D amendment is being filed to report that, on August 13, 2018, BP distributed in-kind to six of its limited partners, 263,418 shares of Common Stock (262,634 shares were Class A common stock; 784 shares were Class B warrants that immediately converted to Class A common stock upon distribution). Of the 263,418 shares of Common Stock distributed, certain limited partners elected to contribute a total of 10,136 shares to BBOC causing BBOC to increase its beneficial ownership by that same amount. As a result of this distributions and contributions, BP is no longer deemed a beneficial owner of such shares, and there is a corresponding decrease in the number of shares that could be deemed to be beneficially owned by BC, BG, and Alex B. Rozek. Except for the contributed BBOC shares, these distributed shares of Common Stock are no longer owned by the Reporting Persons and are no longer reported by the Reporting Persons in this Schedule 13D.

(d) Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e) This item is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 above is incorporated in this Item 6 in its entirety.

The Reporting Persons have entered into the Joint Filing Agreement attached hereto as Exhibit 99.1.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

On May 15, 2018, at the second closing, BBOC entered into a Stockholders Agreement with the Issuer restricting its ability to sell and vote the shares it acquired pursuant to the Purchase Agreement. The Stockholders Agreement was included in the Issuer’s 8-K filed on May 15, 2018.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement.

Exhibit 99.1 – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2018

BOULDERADO PARTNERS, LLC

By:	Boulderado Capital, LLC, Managing Member

By:	/s/ Alex B. Rozek
Name:	Alex B. Rozek
Title:	Managing Member

BOULDERADO BOC, LP

By:	Boulderado Group, LLC, General Partner

By:	/s/ Alex B. Rozek
Name:	Alex B. Rozek
Title:	Managing Member

BOULDERADO CAPITAL, LLC

By:	/s/ Alex B. Rozek
Name:	Alex B. Rozek
Title:	Managing Member

BOULDERADO GROUP, LLC

By:	/s/ Alex B. Rozek
Name:	Alex B. Rozek
Title:	Managing Member

ALEX B. ROZEK

/s/ Alex B. Rozek
Alex B. Rozek